FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated June 16, 2009 in which Excel Maritime Carriers Ltd. enters into Time Charter agreement for the M/V Barbara at $23,000 per day.

Exhibit 1

Excel Maritime Enters into Time Charter Agreement for the M/V Barbara at $23,000 Per day

ATHENS, GREECE – June 16, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has chartered the M/V Barbara for a period of minimum 12 up to maximum 14 months at $23,000 per day to a reputable European charterer. The vessel commenced this new charter on June 10th 2009. The M/V Barbara is a 1997 panamax dry bulk carrier of 73,390 dwt, built in South Korea.

Lefteris Papatrifon, Chief Financial Officer of Excel, stated, “Taking advantage of the recent strength in freight rates, we are pleased to have secured the M/V Barbara at a profitable long term employment to a first class charterer. We plan to continue to look for opportunities to increase our fixed charter coverage and provide further cash flow visibility.  As of today, we have secured under time charter employment 68% of our operating days for the remainder of 2009 and 55% for 2010.”

Fleet List as of June 16, 2009:

Name	Type	Dwt	Year Built	Average TC Expiration Date
Capesize
Iron Miner	Capesize	177,000	2007	February 2012
Kirmar	Capesize	165,500	2001	April 2013
Iron Beauty	Capesize	165,500	2001	May 2010
Lowlands Beilun	Capesize	170,162	1999	May 2010
Sandra	Capesize	180,000	2008	September 2010 (1)
Total Capesize	5	858,162
Kamsarmax
Iron Manolis	Kamsarmax	82,300	2007	December 2010
Iron Brooke	Kamsarmax	82,300	2007	December 2010
Iron Lindrew	Kamsarmax	82,300	2007	December 2010
Coal Hunter	Kamsarmax	82,300	2006	December 2010
Pascha	Kamsarmax	82,300	2006	December 2010
Coal Gypsy	Kamsarmax	82,300	2006	December 2010
Iron Anne	Kamsarmax	82,000	2006	December 2010
Iron Vassilis	Kamsarmax	82,000	2006	December 2010
Iron Bill	Kamsarmax	82,000	2006	December 2010
Santa Barbara	Kamsarmax	82,266	2006	December 2010
Ore Hansa	Kamsarmax	82,229	2006	December 2010
Iron Kalypso	Kamsarmax	82,204	2006	December 2010
Iron Fuzeyya	Kamsarmax	82,229	2006	December 2010
Iron Bradyn	Kamsarmax	82,769	2005	December 2010
Total Kamsarmax	14	1,151,497
Panamax
Grain Harvester	Panamax	76,411	2004	December 2010
Grain Express	Panamax	76,466	2004	December 2010
Iron Knight	Panamax	76,429	2004	December 2010
Coal Pride	Panamax	72,600	1999	October 2009
Isminaki	Panamax	74,577	1998	August 2009
Angela Star	Panamax	73,798	1998	June 2009
Elinakos	Panamax	73,751	1997	September 2009
Happy Day	Panamax	71,694	1997	July 2009
Iron Man (A)	Panamax	72,861	1997	May 2010
Coal Age (A)	Panamax	72,861	1997	September 2009
Fearless I (A)	Panamax	73,427	1997	September 2009
Barbara (A)	Panamax	73,390	1997	June 2010
Linda Leah (A)	Panamax	73,390	1997	September 2009
King Coal (A)	Panamax	72,873	1997	July 2011
Coal Glory (A)	Panamax	73,670	1995	December 2009
Powerful	Panamax	70,083	1994	June 2009
First Endeavour	Panamax	69,111	1994	September 2009
Rodon	Panamax	73,670	1993	August 2009
Birthday	Panamax	71,504	1993	July 2010
Renuar	Panamax	70,128	1993	June 2009
Fortezza	Panamax	69,634	1993	July 2009
Total Panamax	21	1,532,328

Supramax
July M	Supramax	55,567	2005	June 2009
Mairouli	Supramax	53,206	2005	December 2009
Total Supramax	2	108,773
Handymax
Emerald	Handymax	45,588	1998	August 2009
Princess I	Handymax	38,858	1994	August 2009
Marybelle	Handymax	42,552	1987	June 2009
Attractive	Handymax	41,524	1985	July 2009
Lady	Handymax	41,090	1985	July 2009
Total Handymax	5	209,612
GRAND TOTAL	47	3,860,372
Average age			9.0 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Christine (D )	Capesize	180,000	March 2010
Hope (E)	Capesize	181,000	November 2010
Lillie(E)	Capesize	181,000	December 2010
Total fleet to be delivered		542,000

Fleet to be delivered (c)	Type	Dwt	Estimated delivery (B)
Fritz (E)	Capesize	180,000	May 2010
Benthe (E)	Capesize	180,000	June 2010
Gayle Frances (E)	Capesize	180,000	July 2010
Iron Lena (E)	Capesize	180,000	August 2010

(1)The vessel will enter into a time charter through February 2016 upon completion of its current charter.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. There can be no assurance that the vessels will be delivered timely or at all.

(D)  Excel holds a 42.8% interest in the joint venture that will own the vessel.

(E)  Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: June 16, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer